UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Date:  March 7, 2005

Commission File Number:  001-03793

CANADA SOUTHERN PETROLEUM LTD.

(Translation of registrant’s name into English)

Suite 250, 706 – 7th Avenue S.W.

Calgary, Alberta, Canada T2P 0Z1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXHIBIT INDEX

Exhibit No.

Description

Company Press Release, dated March 7, 2005

Exhibit 1

Canada Southern Petroleum Ltd.

News Release

CANADA SOUTHERN PETROLEUM LTD. ANNOUNCED COMPLETION OF CONTINUANCE AND NEW STOCK TRADING SYMBOL

CALGARY, Alberta, March 7, 2005 -- Canada Southern Petroleum Ltd. (the Company) (NASDAQ:CSPLF) (TSX:CSW.LV) (BOSTON:CSW) (PCX:CSPLF) today announced that its continuance as a corporation governed by the Business Corporations Act (Alberta) has been completed and that commencing on the opening of trading on Wednesday, March 9, 2005 trading of its common shares on the Toronto Stock Exchange would continue under the new stock symbol "CSW". The change in stock symbol denotes that the common shares of the Company post-continuance are no longer subject to any limitations on voting rights. The Company's shares will continue to be traded on Nasdaq and the Pacific Exchange under the symbol "CSPLF" and on the Boston Exchange under the symbol "CSW".

Mr. Richard C. McGinity, the Company's Chairman of the Board of Directors, commented "We are pleased that the Board's initiatives with respect to modernizing the corporate governance of the Company have been implemented through the continuance. The continuance will result in holders of our common shares enjoying shareholders rights similar to those enjoyed by most shareholders, rather than the limited rights which they enjoyed while the Company was governed by the Nova Scotia legislation."

* * * * * *

Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company’s limited voting shares are traded on the NASDAQ SmallCap Market and the Pacific Exchange, Inc. under the symbol “CSPLF,” on the Toronto Stock Exchange under the symbol “CSW.LV” and on the Boston Stock Exchange under the symbol “CSW.” The Company has 14,417,770 shares outstanding.

Any statements in this release that are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the "Safe Harbor Statement" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Among these risks and uncertainties are uncertainties as to the costs, pricing and production levels from the properties in which the Company has interests, the extent of the recoverable reserves at those properties, and the significant costs associated with the exploration and development of the properties in which the Company has interests, particularly the Kotaneelee field. The Company undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does caution, however, that results in 2004 will be significantly lower than in 2003, which were favorably affected by settlement of the Kotaneelee litigation.

For further information contact: John W.A. McDonald, President and Chief Executive Officer, at (403) 269-7741.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA SOUTHERN PETROLEUM LTD.

(Registrant)

By: /s/  John W. A. McDonald

John W. A. McDonald

March 7, 2005

President and Chief Executive Officer